

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

July 14, 2006

Mr. Ross Lyndon-James
National Healthcare Technology, Inc.
1660 Union Street, Suite 200
San Diego, CA 92101

> **Re:** **National Healthcare Technology, Inc.**
> **Item 4.02 Form 8-K/A – Supplemental Response**
> **Faxed June 30, 2006**
> **File No. 0-28911**

Dear Mr. Lyndon-James:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Item 4.02 faxed on June 30, 2006

1. Revise the Form 8-K to quantify the amount of the item A restatement and explain to us why an escrow deposit is recorded as additional paid in capital as opposed to as an asset.

2. Revise the Form 8-K to clarify the impact the various restatements had on the financial statement accounts. For example, in item B you state you incorrectly recorded $278,800 of advances from a related party, but do not state which accounts were affected.

3. Revise the Form 8-K to clarify there were various other significant adjustments to the individual accounts that are not disclosed in the Form due to the fact the adjustments represent reclassifications with other accounts.

4. We reiterate our request from our previous comment 1 for you to disclose the amount of the restatements for common stock equity transfers and warrant expense, as noted in item F.

5. In the last paragraph of the Form you state the Form 10-QSB as of September 30, 2005 will be filed shortly. Since the Form has already been filed, please revise this disclosure.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Babette Cooper at (202) 551-3396.

Sincerely,

Babette Cooper
Staff Accountant

CC: Dave Neville, Attorney at Law